UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fuel Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35952W103

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court

Suite 230

Dallas, Texas 75201

(214) 756-6016

With a copy to:

Richard J. Birns, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Management, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 368,646
	8	Shared voting power 1,525,919
	9	Sole dispositive power 368,646
	10	Shared dispositive power 1,525,919
11	Aggregate amount beneficially owned by each reporting person 1,894,565
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.4%
14	Type of reporting person IA, PN

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Partners (QP), L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,369,436
	8	Shared voting power 0
	9	Sole dispositive power 1,369,436
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,369,436
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.8%
14	Type of reporting person PN

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 156,483
	8	Shared voting power 0
	9	Sole dispositive power 156,483
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 156,483
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.8%
14	Type of reporting person PN

CUSIP No. 35952W103

1	Name of reporting persons BC Advisors, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,894,565
	9	Sole dispositive power 0
	10	Shared dispositive power 1,894,565
11	Aggregate amount beneficially owned by each reporting person 1,894,565
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.4%
14	Type of reporting person IA, OO

CUSIP No. 35952W103

1	Name of reporting persons Steven R. Becker
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,894,565
	9	Sole dispositive power 0
	10	Shared dispositive power 1,894,565
11	Aggregate amount beneficially owned by each reporting person 1,894,565
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.4%
14	Type of reporting person IN

CUSIP No. 35952W103

1	Name of reporting persons Matthew A. Drapkin
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,894,565
	9	Sole dispositive power 0
	10	Shared dispositive power 1,894,565
11	Aggregate amount beneficially owned by each reporting person 1,894,565
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.4%
14	Type of reporting person IN

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2014 (the “Original Schedule 13D”), Amendment No. 1 thereto, filed with the SEC on August 26, 2014, and Amendment No. 2 thereto, filed with the SEC on September 18, 2014, with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Fuel Systems Solutions, Inc., a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $19,602,164 (including commissions) to purchase 1,894,565 shares of Common Stock.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On October 29, 2014, the Issuer entered into an agreement (the “Agreement”) with the Reporting Persons resulting in Mr. Becker becoming a member of the Board of Directors of the Issuer (the “Board”).

The following is a brief description of certain terms of the Agreement, such description being qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 4 hereto and incorporated by reference herein.

Under the terms of the Agreement, (a) the Issuer has agreed effective as of no later than November 3, 2014, to (i) increase the size of the Board to eight (8) directors, (ii) appoint Mr. Becker to the Board as a director in the class of directors whose terms shall expire at the Issuer’s annual meeting of stockholders to be held in 2016 (the “2016 Annual Meeting”), (iii) appoint Mr. Becker to the Nominating & Corporate Governance Committee of the Board, along with Troy A. Clarke, Marco Di Toro and Joseph E. Pompeo as the other members thereof and James W. Nall as chair thereto, (iv) appoint James W. Nall to the office of Chairman of the Board, and (v) create, as of the date of Mr. Becker’s appointment, and maintain a Strategy Committee of the Board, comprising Mr. Becker as chair thereto and Troy A. Clarke, Marco Di Toro and James W. Nall as the other members thereof; (b) the Issuer has agreed, subject to the nonoccurrence of certain events described in the Agreement, to (i) nominate and recommend that stockholders vote in favor of Mr. Becker for election as a director at the 2016 Annual Meeting, (ii) take all necessary steps, including the hiring of an executive search firm, to appoint one new mutually agreed upon director to the Board within 180 days of the date of the Agreement, and (iii) offer Mr. Becker membership on, and will not remove Mr. Becker from, if serving, any committee of the Board constituted to evaluate strategic opportunities for the Company, so long as Mr. Becker is a member of the Board, including without limitation the Strategy Committee; (c) the Reporting Persons have agreed, until the earliest of (x) thirty (30) days after the date on which Mr. Becker (or, as applicable, any replacement director appointed) does not continue to serve as a member of the Board, (y) the ninetieth (90th) day prior to the Advance Notice Deadline (as defined in the Agreement) for the first annual meeting of the Issuer’s stockholders at which Mr. Becker (or, as applicable, any replacement director appointed) is eligible for nomination to the Board and the Issuer has notified the Reporting Persons that Mr. Becker will not be recommended for election to the Board, and (z) such date, if any, as the Issuer has breached and failed to cure in any material respect certain of its representations, warranties, commitments or obligations under the Agreement (the “Standstill Period”), to cause all shares of Common Stock owned of record or beneficially owned by the Reporting Persons to be present for quorum purposes and be voted (i) in favor of all directors nominated by the Board for election as a director and (ii) against any sale transaction, as defined in the Agreement, that is not approved by a majority of the Board, though the Reporting Persons shall not be required to vote in favor of a sale transaction that is approved by the Board; and (d) the Reporting Persons have agreed to abide by certain standstill provisions during the Standstill Period, including, subject to certain exceptions, not to (i) acquire beneficial ownership in excess of 15% of the outstanding shares of the Issuer’s Common Stock, (ii) submit any shareholder proposals (pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board or oppose directors nominated by the Board (provided that such nominees were not nominated in contravention of the Agreement), (iii) participate in any “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with respect to the Issuer’s Common Stock (other than solely with other of the Reporting Persons), (iv) solicit proxies or written consents of stockholders or otherwise conduct any nonbinding referendum with respect to the Issuer’s Common Stock, or make any solicitation of any proxy to vote, or in any way engage in discussions with, encourage or influence any person with respect to voting or tendering any shares of Common Stock with respect to any matter, (v) attempt to call special meetings of the Issuer’s stockholders or otherwise acting alone, or in concert with others, to seek to control or influence the governance or policies of the Issuer, (vi) be involved with certain business combinations or sale transactions described in the Agreement, (vii) publicly disclose, or cause or facilitate the public disclosure of, any intent, purpose, plan or proposal to obtain any waiver of, consent under or amendment of any provisions of the voting, standstill or other provisions of the Agreement, (viii) disparage the Issuer or any member of the Board or management of the Company, (ix) engage in any short sale or derivatives transaction that derives any significant part of its value from a decline in the market price or value of the Issuer’s securities, and (x) take any action inconsistent with any of the foregoing.

Under the terms of the Agreement, the Issuer has agreed, provided that certain events have not occurred (as described in the Agreement), to (i) not change the class year of Mr. Becker as a director, (ii) not increase the size of the Board, (iii) not remove Mr. Becker from the Board’s Nominating & Corporate Governance Committee, and (iv) not fill any vacancy on the Board unless the Board would have less than seven (7) directors serving by not filling such vacancy or if the appointment is pursuant to other terms of the Agreement, and, in each case, subject to such other exceptions and conditions as described in the Agreement.

Under the terms of the Agreement, if at any time during the Standstill Period, provided that certain events have not occurred, Mr. Becker is unable or unwilling to serve as a director, the Reporting Persons and the Board (excluding Mr. Becker) shall appoint a mutually agreeable replacement for Mr. Becker within ninety (90) days of Mr. Becker validly tendering his resignation from the Board.

Under the terms of the Agreement, the Reporting Persons have agreed that Mr. Becker irrevocably tenders his resignation as director effective as of the date, if any, that either (a) the Reporting Person’s beneficial ownership of Common Stock of the Issuer falls below 5% of the outstanding Common Stock of the Issuer or (b) the Reporting Persons breach and fail to cure any breach of certain obligations of the Reporting Persons under the Agreement, including, but not limited to, their obligation to disclose their ownership interest to the Issuer pursuant to the Agreement. In each case, the Board may accept such resignation, in its sole discretion, by majority vote (excluding Mr. Becker).

On October 29, 2014, the Issuer appointed Mr. Becker to serve as a director of the Board and to serve on such committees of the Board as described above.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,894,565 shares of Common Stock. Based upon a total of 20,105,520 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, the Reporting Persons’ shares represent approximately 9.423% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 1,369,436 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 6.811% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 156,483 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.778% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares. Becker Drapkin, L.P. disclaims the beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 368,646 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.834% of the outstanding shares of Common Stock. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

The Becker Drapkin Funds disclaim beneficial ownership of the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Persons owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Trade Date	Purchased (Sold)	Price / Share

Becker Drapkin QP	9/24/2014	35,292	$9.3506

Becker Drapkin QP	9/25/2014	35,292	$9.1789

Becker Drapkin QP	9/26/2014	927	$8.9489

Becker Drapkin, L.P.	9/24/2014	3,982	$9.3506

Becker Drapkin, L.P.	9/25/2014	3,982	$9.1789

Becker Drapkin, L.P.	9/26/2014	104	$8.9489

Managed Account	9/24/2014	10,726	$9.3506

Managed Account	9/25/2014	10,726	$9.1789

Managed Account	9/26/2014	281	$8.9489

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On October 29, 2014, the Issuer and the Reporting Persons entered into the Agreement, the terms of which are described in Item 4 of this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit 4	Agreement, dated October 29, 2014, by and among Fuel Systems Solutions, Inc., Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., BC Advisors, LLC; Steven R. Becker, and Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2014

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact